UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 23, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒      Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐      No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐      No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 23, 2014

Date, time and place:  Held on October 23, 2014, at 8:30 a.m., at L’Hotel, located at Alameda Campinas, 266, Jardim Paulista, in the City of São Paulo, State of São Paulo.

Call notice: The Board of Directors members were dully convened pursuant the item 6 of its Internal Rules.

Attendance:  Present the majority active members of the Company’s Board of Directors: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; Laura Bedeschi Rego de Mattos (alternate of Mr. Julio Cesar Maciel Ramundo); Marcos Barbosa Pinto and Raul Calfat. Justified absence of the sitting member Mr. Alexandre Silva D´Ambrósio.

Presiding:    José Luciano Duarte Penido — Chair.

Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms of article 17, XVI of the Company’s Bylaws, aprove the constitution of first-priority mortgage in favor of Caravelas Florestal S.A.

Resolutions:  After discussion and analysis of the matter included on the Agenda, the attended Directors, unanimously decided to, without reservations and/or qualifications:

(i)      Approve, in accordance with the terms of article 17, XVI of the Company’s Bylaws, the constitution of a first-priority mortgage in favor of Caravelas Florestal S.A., closely-held company, headquartered in the City and State of São Paulo at Rua Jerônimo da Veiga, no. 164, Cj 16-F, CEP 04536-900, enrolled with the CNPJ/MF under the no. 15.489.351/0001-85, on the property listed below, owned by Fibria Celulose S.A., located in the State of Espírito Santo, for the total amount of  R$ 3.118.706,78 (three million, one hundred and eighteen thousand, seven hundred and six reais and seventy-eight cents).

NAME	ENROLLMENT	STATE	MUNICIPALITY
Itauninhas e Itauninhas do Rio Preto or Estrada Pinheiros BR 101 — area 570 hectares	4.150	ES	Pinheiros

Closing:  There being nothing else to address, the meeting was closed and these minutes were drawn, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; Laura Bedeschi Rego de Mattos (alternate of Mr. Julio Cesar Maciel Ramundo); Marcos Barbosa Pinto and Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary.

We certify that the present minute is a true copy of the original which is filed at the Company’s headquarters.

Signatures:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO